TCM & Co, LLC

Profit and Loss

January 1 - October 17, 2024

	TOTAL
Income	
5002 Event	8,152.70
5003 F&B	
5003.1 Liquor	527,656.96
5003.2 NA Beverage	14,701.25
5003.3 Bottled Beer	23,860.09
5003.4 Draft Beer	2,123.50
5003.5 Wine	41,023.65
5003.6 Food	67,357.26
5003.7 Catering	3,904.59
5003.8 Other	40,092.61
Total 5003 F&B	**720,719.91**
5004 Grant	17,331.25
5006 Misc	14,162.36
5007 Sublease	0.00
5008 Service/Fee Income	54,953.46
5009 Tips	120,404.10
5100 Discounts/Refunds Given	-1,692.67
Total Income	**$934,031.11**
Cost of Goods Sold	
5500 Beverage	122,314.05
5600 Food	57,483.91
Total Cost of Goods Sold	**$179,797.96**
GROSS PROFIT	**$754,233.15**
Expenses	
6001 Accounting	9,625.35
6002 Advertising/Marketing	3,576.27
6003 Bank Charges	720.56
6004 Cleaning	10,325.00
6007 Credit/Collection Costs (Melio)	26,044.35
6011 Entertainment	35.71
6012 Equipment	2,869.08
6013 Equipment Lease (all)	2,533.16
6014 Equipment Rental	220.00
6015 Events/Programs	76,618.40
6017 Independent Contractors	14,025.00
6017.1 Food Incubator Program	10,466.72
Total 6017 Independent Contractors	**24,491.72**

TCM & Co, LLC

Profit and Loss

January 1 - October 17, 2024

	TOTAL
6018 Insurance	2,760.55
6018.2 PPE	3,528.50
6018.5 Other	6,967.29
Total 6018 Insurance	**13,256.34**
6019 Interest Paid	25,212.46
6022 Legal/Professional Fees	50.00
6023 M&E	774.35
6024 Membership Expenses	185.44
6025 Miscellaneous	2,506.99
6028 Payroll Processing Fees	5,280.39
6029 Postage/Shipping	1,239.98
6030 Rent or Lease of Buildings	182,379.55
6031 Repair/Maintenance	54,256.14
6033 Salaries/Wages	
6033.1 Payroll	311,086.03
6033.2 Taxes	24,681.06
Total 6033 Salaries/Wages	**335,767.09**
6034 Security	25,717.00
6035 Software/Technology	7,844.73
6036 Supplies	15,816.82
6037 Taxes/Licenses	1,935.00
6037.2 Other	21,158.35
Total 6037 Taxes/Licenses	**23,093.35**
6038 Travel	24.00
6039 Utilities	18,167.75
6040 zOther	
Reimbursements	-109.31
Total 6040 zOther	**-109.31**
6050 zCash Over/(Short)	-4,172.80
6099 Uncategorized Expense	1,155.00
Artist Sales	341.10
Total Expenses	**$865,845.97**
NET OPERATING INCOME	**$ -111,612.82**
Other Income	
5099 Interest Earned	3.36
Total Other Income	**$3.36**
NET OTHER INCOME	**$3.36**
NET INCOME	**$ -111,609.46**

TCM & Co, LLC

Balance Sheet

As of October 17, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1001 WF Chkg - 1333	10,236.30
1002 WF Svgs - 1341	2,922.18
1003 Savings - 0025	521.64
1004 Savings - 3835	80,702.54
Cash on hand	170.00
Total Bank Accounts	**$94,552.66**
Total Current Assets	**$94,552.66**
Other Assets	
1100 Security Deposits	32,000.00
Total Other Assets	**$32,000.00**
TOTAL ASSETS	**$126,552.66**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable (A/P)	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
2100 CC - 4793/8139	9,513.31
2150 LOC -1639	9,810.76
Total Credit Cards	**$19,324.07**
Other Current Liabilities	
2200 DC Sales Tax	16,551.90
Total Other Current Liabilities	**$16,551.90**
Total Current Liabilities	**$35,875.97**
Long-Term Liabilities	
2500 Banneker	20,000.00
2510 Gerri Hall	25,000.00
2520 HMFI	1,392.67
2530 Intuit	0.00
2570 X - Leaf	35,966.74
2580 Toast	25,238.30
2590 LISC	178,000.00
Total Long-Term Liabilities	**$285,597.71**
Total Liabilities	**$321,473.68**

TCM & Co, LLC

Balance Sheet

As of October 17, 2024

	TOTAL
Equity	
3100 Adjustments to Partner Equity - Camille (20%)	-44,387.30
3100.1 Charitable Contribution	-538.80
3100.2 Partner Contributions	48,379.20
3100.3 Partner Distributions	-100.00
Total 3100 Adjustments to Partner Equity - Camille (20%)	**3,353.10**
3200 Adjustments to Partner Equity - Imani (20%)	-44,387.30
3200.1 Charitable Contribution	-538.80
3200.2 Partner Contributions	11,804.20
3200.3 Partner Distributions	-100.00
Total 3200 Adjustments to Partner Equity - Imani (20%)	**-33,221.90**
3300 Adjustments to Partner Equity - Maia (20%)	-44,387.30
3300.1 Charitable Contribution	-538.80
3300.2 Partner Contributions	59,034.20
3300.3 Partner Distributions	-22,225.53
Total 3300 Adjustments to Partner Equity - Maia (20%)	**-8,117.43**
3400 Adjustments to Partner Equity - Nicholas (20%)	-44,387.30
3400.1 Charitable Contribution	-538.80
3400.2 Partner Contributions	13,480.20
3400.3 Partner Distributions	-100.00
Total 3400 Adjustments to Partner Equity - Nicholas (20%)	**-31,545.90**
3500 Adjustments to Partner Equity - Tau (20%)	-44,387.28
3500.1 Charitable Contribution	-538.80
3500.2 Partner Contributions	34,175.65
3500.3 Partner Distributions	-3,029.00
Total 3500 Adjustments to Partner Equity - Tau (20%)	**-13,779.43**
3999 Retained Earnings	0.00
Net Income	-111,609.46
Total Equity	**$ -194,921.02**
TOTAL LIABILITIES AND EQUITY	**$126,552.66**

TCM & Co, LLC

Statement of Cash Flows

January 1 - October 17, 2024

	TOTAL
OPERATING ACTIVITIES	
Net Income	-111,609.46
Adjustments to reconcile Net Income to Net Cash provided by operations:	
2000 Accounts Payable (A/P)	0.00
2100 CC - 4793/8139	-484.88
2150 LOC -1639	824.00
2200 DC Sales Tax	-9,449.06
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-9,109.94**
Net cash provided by operating activities	**$ -120,719.40**
FINANCING ACTIVITIES	
2510 Gerri Hall	-5,000.00
2520 HMFI	-15,118.20
2530 Intuit	-1,832.90
2550 X - Affirm (deleted)	-1,479.60
2560 X - Credit Key (deleted)	-2,337.25
2570 X - Leaf	2,524.60
2580 Toast	25,238.30
2590 LISC	178,000.00
3300.3 Adjustments to Partner Equity - Maia (20%):Partner Distributions	-10,085.53
Net cash provided by financing activities	**$169,909.42**
NET CASH INCREASE FOR PERIOD	**$49,190.02**
Cash at beginning of period	45,362.64
CASH AT END OF PERIOD	**$94,552.66**